
Mail Stop 3561

October 1, 2009

Mr. Brandon T. O'Brien
Chief Financial Officer
ZAGG, Incorporated
3855 South 500 W, Suite J
Salt Lake City, UT 84115

      **Re:**    **ZAGG Incorporated**
               **Form 10-K for the Fiscal Year Ended December 31, 2008**
               **Filed March 30, 2009**
               **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
               **Filed August 13, 2009**
               **File No. 0-52211**

Dear Mr. O'Brien:

      We have reviewed your response letter filed on August 26, 2009 to our comment letter dated August 11, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Reserve for Sales Returns and Warranty Liability, page F-10

1.      We have reviewed your response to prior comment 6 in our letter dated August 11, 2009, noting that your estimated return liability is recorded as a reduction of gross revenues. Please tell us how your accounting treatment complies with paragraph 7 of SFAS 48, which indicates that revenues and costs of sales reported in the income statements should be reduced to reflect estimated returns. In the example you provide, it appears that the sales return liability is overstated and that your journal entry does not properly reflect the economics of the

transaction since future returns will be accompanied by receipt of inventory, presumably resulting in a net obligation equivalent to the gross profit recognized on the original sale.

Foreign Currency Transactions, page F-11

2.   We have reviewed your response to prior comment 7 in our letter dated August 11, 2009. Please confirm that you will disclose in future filings the aggregate foreign currency transaction gain or loss included in determining net income in each period for which a statement of operations is presented. Please also disclose that your primary operations are at the parent level which uses the U.S. Dollar as its functional currency.

Note 9 – Stock Options and Warrants, page F-17

3.   We have reviewed your response to prior comment 9 in our letter dated August 11, 2009. Please confirm that, going forward, you will use the expected term, rather than the contractual term, when valuing employee share options under the Black-Scholes model. Please note that you may use a "simplified" method, as discussed in SAB Topic 14.D.2, in developing an estimate of expected term of "plain vanilla" share options. Also see SAB 110. In future filings, please confirm that you will disclose in sufficient detail how you determined expected term for all periods presented.

4.   We have reviewed your response to prior comment 10 in our letter dated August 11, 2009, noting that all of your grants to non-employees are immediately exercisable. Please confirm if all of your grants to non-employees are nonforfeitable and fully vested on the grant date or if they vest over time. Please also provide us with illustrative examples that clarify how you account for the types of equity instruments regularly issued to nonemployees. Provide a separate analysis for those equity instruments that vest over time and those that vest immediately and ensure you demonstrate the dates used to measure the fair value of your equity instruments and the periods you use to recognize the related expense. For issuances of nonforfeitable fully vested awards, please demonstrate how your accounting complies with Issues 1, 1A, and 2 of EITF 00-18 and footnote 5 of EITF 96-18. Finally, please quantify for us the amount of compensation expense that you recorded in each of 2007 and 2008 for equity instruments issued to non-employees.

Note 10 – Notes Receivable, page F-19

5.      We have reviewed your response to prior comment 11 in our letter dated August 11, 2009.  Considering that your note receivable from Brighton Partners, LLC is delinquent and you have the option to declare them in default, please tell us in further detail why you believe no losses are probable of occurring and why you continue to accrue interest on the loan.  Please also tell us how long the loan and accrued interest have been past due and explain in detail why you believe the related allowance for loan losses should be determined under SFAS 5 and not SFAS 114.

Note 16 – Segments, page F-21

6.      We have reviewed your response to prior comment 12 in our letter dated August 11, 2009.  Please confirm that your operating segments consist of your website, mall kiosk, and wholesale distribution channels and advise us if your business consists of any additional operating segments.  As previously requested, please tell us in detail how your operating segments meet the aggregation criteria of paragraph 17 of SFAS 131.  In doing so, substantiate your claim that each of your operating segments has similar economic characteristics.  Begin by telling us the measure of profit or loss you use to evaluate the performance of your operating segments.  For each of the last five fiscal years, please provide us with that quantitative performance measure, as well as net sales and gross margins over the same period, for each of your operating segments and demonstrate how that information supports the similarity of the economic characteristics of your operating segments.  We do note your disclosure on page 12 indicating that wholesale sales have lower margins than website sales.  Notwithstanding the preceding, please confirm you will provide the disclosures required by paragraph 26 of SFAS 131 including the number of operating segments you have identified.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Exhibits 31.1 and 31.2

7.      Please amend your filing to provide Section 302 certifications that conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K.


        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment responses to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief